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May 19, 2023
Stephanie Capistron

Securities and Exchange Commission	stephanie.capistron@dechert.com
Division of Investment Management	+1 617 728 7127 Direct

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Deborah L. O’Neal

Re: Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”)

(File No. 333-271026)

Dear Ms. O’Neal:

This letter responds to the comments you provided to me on May 1, 2023 with respect to your review of the Registrant’s preliminary Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, on March 31, 2023 in connection with the Reorganization of the Stone Harbor Emerging Markets Total Income Fund with and into the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the preliminary Registration Statement.

Comment 1.	In the third paragraph on page 17, please confirm and disclose whether the Acquiring Fund and the Acquired Fund paid a return of capital in 2022.

Response 1.	The Registrant has added the following disclosure in response to this comment:

During 2022, a portion of each Fund’s total distributions consisted of a return of capital.

Comment 2.	On page 21, please consider highlighting the following disclosure in bold or italicized font: “The Acquiring Fund’s Declaration of Trust and the Bylaws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.”

Response 2.	The Registrant has incorporated this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron
Stephanie A. Capistron